RALLY

Bill of Sale

As of November 23, 2020

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and PWCC Auctions (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#01TIGER
Description:	2001 SP Authentic #45 Tiger Woods Autographed Rookie Card graded BGS GEM MINT 9.5
Total Acquisition Cost:	$ 15,600.00
Consideration: Cash (%) Equity (%) Total	$ 15,600.00 (100%) $ 0 (0%) $ 15,600.00 (100%)